UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Terra Tech Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88102J100

(CUSIP Number)

Randolf Katz

Baker & Hostetler LLP

600 Anton Boulevard, Suite 900

Costa Mesa, California 92626

(714) 966-8807

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88102J100	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Michael Nahass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,585,241
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,585,241
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,585,241
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.80%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88102J100	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) and Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), which is convertible at any time, at the option of the holder, on a 1-for-5.38432553 basis, into shares of Common Stock of Terra Tech Cop. (the “Issuer”). Each share of Series B Preferred Stock has voting rights equal to 100 shares of Common Stock. The Issuer’s principal executive offices are located at 4700 Von Karman, Suite 100, Newport Beach, California 92660.

Item 2. Identity and Background.

This Schedule 13D is filed by Michael Nahass (the “Reporting Person”). The Reporting Person’s business address is 18101 Von Karman, Irvine, California 92612. The Reporting Person is a member of the Issuer’s Board of Directors. The Issuer sells high-quality hydroponic equipment and is a retail seller of a line of locally grown hydroponic produce. Most recently, Issuer formed three subsidiaries for the purposes of cultivation or production of medical marijuana and/or operation of dispensary facilities in various locations in Nevada upon obtaining the necessary government approvals and permits, of which there can be no assurance.

During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

On January 26, 2012, the Reporting Person acquired 540,000 shares of Common Stock as an open market purchase at a price of $0.185 per share.

On March 13, 2014, the Reporting Person received a bona fide gift of 2,500,000 shares of Common Stock from Amy Almsteier.

On March 14, 2014, the Reporting Person disposed of 140,000 shares of Common Stock, at a price of $1.1577 per share, on the open market.

On July 10, 2014, the Reporting Person was awarded 490,196 shares of Common Stock as a bonus and as compensation for services rendered to the Issuer amounting to $250,000.

On July 23, 2014, the Reporting Person received a bona fide gift of 3,275,000 shares of Series B Preferred Stock from Amy Almsteier.

On December 23, 2014, the Reporting Person was awarded 550,000 shares of Series B Preferred Stock as compensation for services rendered to the Issuer amounting to approximately $796,611.

CUSIP No. 88102J100	13D	Page 4 of 5

Item 4. Purpose of Transaction.

As described in Item 3 above, some of the shares of Common Stock and Series B Preferred Stock were awarded to the Reporting Person as compensation for services rendered to the Issuer, some of the shares of Common Stock and Series B Preferred Stock were gifted to the Reporting Person, and some of the shares of Common Stock was acquired by him on the open market. Such shares of Common Stock and Series B Preferred Stock are held for investment purposes.

The Reporting Person expects to acquire additional shares of Common Stock or Series B Preferred Stock in the future, either through awards by the Issuer or acquisitions on the open market.

Except as discussed above, the Reporting Person does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 23,585,241 shares of Common Stock, which represent 10.80% of the Issuer’s outstanding Common Stock based solely on information set forth in the Company’s Registration Statement on Form S-1 as filed with the Securities and Exchange Commission on December 24, 2014 (which disclosed that there were 197,714,575 shares of Common Stock issued and outstanding as of the close of business on December 23, 2014). The 23,585,241 shares of Common Stock beneficially owned by the Reporting Person includes: (i) 2,990,196 shares of Common Stock and (ii) 3,825,000 shares of Series B Preferred Stock, which are convertible into 20,595,045 shares of Common Stock.

(b)	The Reporting Person has sole or shared voting and dispositive power with respect to the shares of Common Stock and Series B Preferred Stock as follows:

(i)	Sole power to vote or to direct the vote: 23,585,241

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 23,585,241

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)

Except as disclosed under Item 3 above, no transactions with respect to the Common Stock or Series B Preferred Stock have been effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or Series B Preferred Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 88102J100	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2015	By:	/s/ Michael Nahass
Michael Nahass